

November 19, 2013

Via E-mail
Mr. Kelly Hoffman
Chief Executive Officer
Ring Energy, Inc.
6555 S. Lewis Ave, Suite 200
Tulsa, OK 74136

      Re: Ring Energy, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 12, 2013
              File No. 333-191482

Dear Mr. Hoffman:

We have reviewed your amended registration statement and your letter dated November 12, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 21

1. We note your revised disclosure in response to prior comment 4. We further note that you have not disclosed any current specific plan for a substantial portion of your potential net proceeds from the offering. Briefly discuss the principal reasons for the offering at this time. See generally Item 504 of Regulation S-K.

Experts, page 70

2. We note you have removed the reference to W. Craig Gaines as an expert, although you have filed his report and consent. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mark L. Jones